

August 29, 2022

Aaron Ravenscroft
President and Chief Executive Officer
MANITOWOC CO INC
11270 West Park Place
Suite 1000
Milwaukee, Wisconsin 53224

> **Re: MANITOWOC CO INC**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed February 22, 2022**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2022**
> **Filed August 5, 2022**
> **File No. 001-11978**

Dear Mr. Ravenscroft:

 We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

 After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Operating Results , page 24

1. You disclose in your investor presentation on August 5, 2022 that inflation is shifting from commodities to labor, energy and components. Please discuss and analyze the impact of this shift in inflation as well as any price increases on your operating results. Also discuss and analyze your financial condition and changes in your financial condition, and to the extent applicable, the impact of inflation. Refer to Item 303(b) of Regulation S-K.

Critical Accounting Policies and Estimates
Goodwill, Other Intangible Assets and Other Long-Lived Assets, page 36

2.   The book value of your shareholders' equity exceeded your market capitalization at June 30, 2022 and December 31, 2021 and your market capitalization declined further for the six month period ended June 30, 2022. You changed the method to perform your goodwill impairment assessment for the year ended December 31, 2021 and you now use the income approach and market approach, weighted 70/30 to determine the fair value of each reporting unit. Please provide the following information:

- Tell us how you considered the qualitative factors outlined in ASC 350-20-35-3C;
- Tell us the assumed revenue growth rates and the terminal growth assumption;
- Tell us whether you would have recognized goodwill impairment of any of your reporting units if you had continued to utilize the same income approach you used to determine fair value in prior periods;
- Tell us how you determined the 70/30 weighting applied to the income and market approaches to determine the fair value of your reporting units and whether you would have recognized goodwill impairment if you had used a different weighting;
- Tell us whether or not you performed an interim goodwill impairment test during the six months ended June 30, 2022; and,
- Consider disclosing the percentages by which the estimated fair values of each of your reporting units exceeded their carrying values at the date of your impairment testing.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Sondra Snyder, Senior Staff Accountant at (202) 551-3332 or Gus Rodriguez, Accounting Branch Chief at (202) 551-3752 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation